UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 840,330**
6.	SHARED VOTING POWER 871,273,976**
7. SOLE DISPOSITIVE POWER 840,330**
8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,114,306**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.83%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S. Robson Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 130,472**
6.	SHARED VOTING POWER 871,492,954**
7. SOLE DISPOSITIVE POWER 102,776**
8.	SHARED DISPOSITIVE POWER 871,492,954**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,623,426**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.81%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John T. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,456,005**
6.	SHARED VOTING POWER 871,388,068**
7. SOLE DISPOSITIVE POWER 2,456,005**
8.	SHARED DISPOSITIVE POWER 871,388,068**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,844,073**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.91%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jim C. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,564,068**
6.	SHARED VOTING POWER 871,273,976**
7. SOLE DISPOSITIVE POWER 4,564,068**
8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,838,044**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.00%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alice L. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 485,260**
6.	SHARED VOTING POWER 871,275,668**
7. SOLE DISPOSITIVE POWER 485,260**
8.	SHARED DISPOSITIVE POWER 871,275,668**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,760,928**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.82%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton Marital Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0**
6.	SHARED VOTING POWER 871,273,976**
7. SOLE DISPOSITIVE POWER 0**
8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,273,976**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.79%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G
1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helen R. Walton 1987 Nonqualified Charitable Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0**
6.	SHARED VOTING POWER 871,273,976**
7. SOLE DISPOSITIVE POWER 0**
8.	SHARED DISPOSITIVE POWER 871,273,976**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,273,976**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 38.79%
12.	TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTION BEFORE FILLING OUT! **For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Item 1.	(a) Name of Issuer. Wal-Mart Stores, Inc.
(b) Address of Issuer’s Principal Executive Offices. 702 S.W. 8th Street Bentonville, Arkansas 72716
Item 2.
(a) Names of Persons Filing.

Helen R. Walton;
S. Robson Walton;
John T. Walton;
Jim C. Walton;
Alice L. Walton;
       Helen R. Walton Marital Trust; and
Helen R. Walton 1987 Nonqualified
    Charitable Remainder Trust

(b) Address of Principal Business Offices, or, If none, Residences. The principal business office of each person named in Item 2(a) above is 125 West Central, #218, Bentonville, Arkansas 72712.
(c) Citizenship. Each person filing this Schedule 13G is a citizen of the United States or a trust organized in the United States.
(d) Title of Class of Securities. Common Stock.
(e) CUSIP Number. 931142-10-3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether person filing is a: Not applicable.

Item 4.	Ownership
(a) Amount of Beneficially Owned. See Schedule A hereto.
(b) Percent of Class. See Schedule A hereto.

(c) Number of shares as to which each person filing
 this Schedule 13G has (i) sole power to vote or to
direct the vote; (ii) shared power to vote or to
direct the vote; (iii) sole power to dispose or to
direct the disposition of; or (iv) shared power to
dispose or to direct the disposition of.

See Schedule A. hereto.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.
Item 8.
Identification and Classification of Members of the
Group.

If a group has filed this Schedule pursuant
to Rule 13d-1(c), attach an exhibit stating
the identity of each member of this group:

The identity of each member of the group is
disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 9, 1998
Date

/s/Helen R. Walton Helen R. Walton, individually and in her capacity as a cotrustee of the Helen R. Walton Marital Trust

/s/S. Robson Walton S. Robson Walton, individually and in his capacity as a cotrustee of the Helen R. Walton Marital Trust and the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust

/s/John T. Walton John T. Walton, individually and in his capacity as a cotrustee of the Helen R. Walton Marital Trust

/s/Jim C. Walton Jim C. Walton, individually and in his capacity as a cotrustee of the Helen R. Walton Marital Trust and the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust

/s/ Alice L. Walton Alice L. Walton, individually and in her capacity as a cotrustee of the Helen R. Walton Marital Trust

Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 2,245,907,170 shares of common stock outstanding on October 31, 1997, as shown by the most recent report published by the issuer. The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person’s name in such table.

	Aggregate Number of Shares of Common Stock Beneficially Owned		Number of Shares of Common Stock as to Which Reporting Person has --------------------------------------------------------------------------------------------------------
Reporting Person		Percentage Outstanding Common Stock	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Helen R. Walton 1/	872,114,306	38.83%	840,330	871,273,976	840,330	871,273,976
S. Robson Walton 2/	871,623,426	38.81%	130,472	871,492,954	102,776	871,492,954
John T. Walton 3/	873,844,073	38.91%	2,456,005	871,388,068	2,456,005	871,388,068
Jim C. Walton 4/	875,838,044	39.00%	4,564,068	871,273,976	4,564,068	871,273,976
Alice L. Walton 5/	871,760,928	38.82%	485,260	871,275,668	485,260	871,275,668
Helen R. Walton Marital Trust 6/	871,273,976	38.79%	0	871,273,976	0	871,273,976
Helen R. Walton 1987 Nonqualified Charitable Remainder Trust 7/	871,273,976	38.79%	0	871,273,976	0	871,273,976

        1/ The number and percentage of shares of common stock shown in the table as beneficially owned by Helen R. Walton represent (a) 822,730 shares held directly by Helen R. Walton, (b) 871,273,976 shares held by Walton Enterprises, L.P., as to which Helen R. Walton, as general partner thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton and Alice L. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., and S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P., and (c) 17,600 shares held by Helen R. Walton as custodian for certain of her grandchildren under UGMA.
With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
Helen R. Walton disclaims beneficial ownership of the shares listed in (c) above. She also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her actual ownership interest in the entity listed therein.
2/ The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 35,368 shares held directly by S. Robson Walton, (b) 16,000 shares beneficially owned by his wife, Carolyn F. Walton, (c) 101,489 shares held by the Christina L. Watson 1997 Trust, of which Carolyn F. Walton, the wife of S. Robson Walton is the sole trustee, (d) 101,489 shares held by the Paul R. Moore, Jr. 1997 Trust, of which Carolyn F. Walton, the wife of S. Robson Walton is the sole trustee, (e) 488 shares held by S.

Robson Walton as custodian for certain nieces and nephews of his, (f) 871,273,976 shares held by Walton Enterprises, L.P., as to which S. Robson Walton, as general partner thereof, shares voting and dispositive power with Helen R. Walton, John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., and S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P., (g) 66,920 shares representing shares covered by stock options exercisable by S. Robson Walton under the Wal-Mart Stock Option Plan of 1984, and (h) 27,696 shares held under the Wal-Mart Profit Sharing Plan for the benefit of S. Robson Walton.
With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
S. Robson Walton, disclaims beneficial ownership of the shares listed in (b), (c), (d), and (e) above. He also disclaims beneficial ownership of the shares listed in (f) above, except to the extent of his actual ownership interest in the entity listed therein.
       3/ The number and percentage of shares of common stock shown in the table as beneficially owned by John T. Walton represent (a) 2,456,005 shares held directly by John T. Walton, (b) 112,400 shares beneficially owned by his wife, Christy R. Walton, (c) 1,692 shares held by the Jim C. Walton Irrevocable Children’s Trust, as to which John T. Walton, as a cotrustee thereof, shares voting and dispositive power with Alice L. Walton, the other cotrustee thereof, and (d) 871,273,976 shares held by Walton Enterprises, L.P., as to which John T. Walton, as general partner thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, Jim C. Walton, and Alice L. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., and S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P.
With respect to Walton Enterprises, L.P. mentioned above, as a general partner, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
John T. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. He also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of his actual ownership interest in the entity listed therein.
       4/ The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 3,316,838 shares held directly by Jim C. Walton,

(b) 341,914 shares held by Jim C. Walton as guardian or custodian for certain minor children of his or held directly by certain minor children of his, (c) 871,273,976 shares held by Walton Enterprises, L.P., as to which Jim C. Walton, as a general partner thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, John T. Walton, and Alice L. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., and S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P., and (d) 905,316 shares held by Walton Investment Partnership, as to which Jim C. Walton, as trustee of certain trusts that are general partners thereof and that, in the aggregate, hold a majority interest therein, holds sole voting and dispositive power.
With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
Jim C. Walton disclaims beneficial ownership of the shares listed in (b), and (d) above. He also disclaims beneficial ownership of the shares listed in (c) above, except to the extent of his actual ownership interest in the entity listed therein.

5/ The number and percentage of shares of common stock in the table as beneficially owned by Alice L. Walton represent (a) 371,340 shares held directly by Alice L. Walton, (b) 113,920 shares held by the James M. Walton 1987 Trust, of which Alice L. Walton is the sole trustee, (c) 1,692 shares held by the Jim C. Walton Irrevocable Children’s Trust, as to which Alice L. Walton, as a cotrustee thereof, shares voting and dispositive power with John T. Walton, the other cotrustee thereof, and (d) 871,273,976 shares held by Walton Enterprises, L.P., as to which Alice L. Walton, as general partner thereof, shares voting and dispositive power with Helen R. Walton, S. Robson Walton, Jim C. Walton, and John T. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., and S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P.
With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
Alice L. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in the entity listed therein.

        6/ The number and percentage of shares of common stock shown in the table as beneficially owned by the Helen R. Walton Marital Trust represent 871,273,976 shares held by Walton Enterprises, L.P., as to which Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton individually as general partners and in their capacities as trustees of the Helen R. Walton Marital Trust, which is a general partner in Walton Enterprises, L.P., shares voting and dispositive power with S. Robson Walton and Jim C. Walton in their capacities as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, which is a general partner in Walton Enterprises, L.P.
        With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.
        7/ The number and percentage of shares of common stock shown in the table as beneficially owned by the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust represent 871,273,976 shares held by Walton Enterprises, L.P., as to which S. Robson Walton and Jim C. Walton as trustees of the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, a general partner of Walton Enterprises, L.P., share voting and dispositive power with Helen R. Walton, S. Robson Walton, John T. Walton, Jim C. Walton, and Alice L. Walton, individually as general partners and in their capacities as trustees of the Helen R. Walton

Marital Trust, which is a general partner in Walton Enterprises, L.P.
With respect to Walton Enterprises, L.P. mentioned above, as a general matter, dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.